UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

SHARPS COMPLIANCE CORP.
(Name of Subject Company — Issuer)

RAVEN HOUSTON MERGER SUB, INC.
(Name of Filing Persons — Offeror)
a subsidiary of

RAVEN BUYER, INC.
(Name of Filing Persons — Parent of Offeror)
controlled by

AURORA EQUITY PARTNERS VI L.P.,
AURORA EQUITY PARTNERS VI-A L.P.
AURORA ASSOCIATES VI L.P.
(Name of Filing Persons — Other Persons)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

820017101
(CUSIP Number of Class of Securities)

Raven Houston Merger Sub, Inc.
c/o Raven Buyer, Inc.
11611 San Vicente Blvd Suite 800
Los Angeles, CA 90049
Attention: Angela Klappa, Chief Executive Officer and President
(310) 551-0101

Copies to:
Ari B. Lanin
Daniela Stolman
Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000
Los Angeles, CA 90067
(310) 552-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2022, as amended by Amendment No. 1 thereto filed with the SEC on July 27, 2022, as further amended by Amendment No. 2 thereto filed with the SEC on August 12, 2022, and as further amended by Amendment No. 3 thereto filed with the SEC on August 18, 2022 (as amended, the “Schedule TO”), and relates to the offer by Raven Houston Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Raven Buyer, Inc. (“Parent”), a Delaware corporation, and a wholly owned subsidiary of Raven Intermediate, Inc., a Delaware corporation, which is wholly-owned by Raven Parent, Inc., a Delaware corporation, which in turn is controlled by Aurora Equity Partners VI L.P., a Delaware limited partnership, Aurora Equity Partners VI-A L.P., a Delaware limited partnership, and Aurora Associates VI L.P., a Delaware limited partnership (Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P. and Aurora Associates VI L.P. are collectively referred to as the “Aurora Funds” and, together with Purchaser and Parent, the “Filing Persons”), which are managed by Aurora Capital Partners VI L.P., as general partner, which in turn is managed by Aurora Capital Partners UGP LLC, as general partner, to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of Sharps Compliance Corp. (“Sharps”), a Delaware corporation, for $8.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference.  This Amendment should be read together with the Schedule TO.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 11.

The disclosure in the Offer to Purchase and Items 1 through 11 of the Schedule TO are hereby amended and supplemented to add the following:

“Closing of the Merger

The Offer expired as scheduled, on the Expiration Date, at one minute following 11:59 p.m., New York City time, on August 19, 2022 (which was the end of the day on August 19, 2022) and was not extended.  The Depositary & Paying Agent has advised Parent, Purchaser and the Aurora Funds that a total of 16,951,290 Shares (including 120,633 Shares tendered pursuant to the guaranteed delivery procedures) were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 85% of Shares that were issued and outstanding as of the Expiration Date on a fully diluted basis.  All conditions to the Offer, including the Minimum Condition and the HSR Condition, having been satisfied, Purchaser irrevocably accepted for payment, and will promptly pay for all Shares validly tendered and not validly withdrawn in the Offer.

On August 23, 2022, Parent and Purchaser completed the acquisition of Sharps pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into Sharps in accordance with Section 251(h) of the DGCL, with Sharps continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Parent.  At the Merger Effective Time, each issued and outstanding Share not tendered into the Offer (other than any Excluded Shares and any Shares held by any Sharps stockholders who have properly and validly perfected their appraisal rights in connection with the Merger under Delaware law) was automatically converted into the right to receive $8.75 per Share, net to the holder in cash, without interest and less any applicable withholding taxes, which is the same price that was paid in the Offer.

The Shares ceased to trade on Nasdaq as of the close of business on August 23, 2022, and Sharps has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares.  Parent and Sharps intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Sharps’ reporting obligations under the Exchange Act as promptly as practicable.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the exhibits being filed herewith.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated July 25, 2022.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Summary Advertisement as published in the Wall Street Journal, dated July 25, 2022.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*
Joint Press Release issued by Sharps Compliance Corp. and Aurora Capital Partners, dated July 12, 2022 (incorporated by reference from Exhibit 99.1 to the Schedule TO-C filed by Purchaser and Parent dated July 12, 2022).

(a)(5)(B)*	Press Release issued by Aurora Capital Partners, dated July 25, 2022.
(a)(5)(C)**	Press Release issued by Aurora Capital Partners, dated August 22, 2022.
(a)(5)(D)**	Press Release issued by Aurora Capital Partners, dated August 24, 2022.
(b)	Not applicable.
(d)(1)*
Agreement and Plan of Merger, dated as of July 12, 2022 by and among Raven Houston Merger Sub, Inc., Raven Buyer, Inc. and Sharps Compliance Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Sharps with the SEC on July 13, 2022).

(d)(2)*	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 22, 2022 by and among Raven Houston Merger Sub, Inc., Raven Buyer, Inc. and Sharps Compliance Corp.
(d)(3)*	Confidentiality Agreement, dated as of May 9, 2022, 2022 by and between Revan Parent, Inc. and Sharps Compliance Corp.
(d)(4)*
Exclusivity Agreement, dated as of June 18, 2022, by and between Aurora Capital Partners Management VI L.P. and Sharps Compliance Corp, as amended by the Amendment to the Original Exclusivity Agreement, dated July 3, 2022.

(d)(5)*
Tender and Support Agreement, dated as of July 12, 2022, by and among Raven Buyer, Inc., Raven Houston Merger Sub, Inc., and certain directors and executive officers of Sharps Compliance Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Sharps with the SEC on July 13, 2022).

(d)(6)*	Equity Commitment Letter, dated as of July 12, 2022, by and between Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P., Aurora Associates VI L.P., and Raven Buyer, Inc.
(d)(7)*	Limited Guaranty, dated as of July 12, 2022, by and among Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P., and Aurora Associates VI L.P., in favor of Sharps Compliance Corp.
(d)(8)*	Clean Team Agreement, dated May 9, 2022, between Raven Parent, Inc. and Sharps Compliance Corp.
(d)(9)*	Amendment dated as of July 3, 2022, to Exclusivity Agreement, dated as of June 18, 2022, by and between Aurora Capital Partners Management VI L.P. and Sharps Compliance Corp.
(d)(10)*	Commitment Letter, dated as of July 12, 2022, by and among Raven Buyer Inc., and Antares Capital LP, as agent and lead arranger, and Antares Holdings LP, as committed lender.
(g)	Not applicable.
(h)	Not applicable.
107**	Filing Fee Table.

*	Previously filed.
**	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2022	Raven Houston Merger Sub, Inc.

	By:	/s/ Angela Klappa
		Name:	Angela Klappa
		Title:	Chief Executive Officer and President

Raven Buyer, Inc.

By:	/s/ Angela Klappa
	Name:	Angela Klappa
	Title:	Chief Executive Officer and President

Aurora Equity Partners VI L.P.

By:	Aurora Capital Partners VI L.P.,
its General Partner

	By:	Aurora Capital Partners UGP LLC,
its General Partner

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer

Aurora Equity Partners VI-A L.P.

By:	Aurora Capital Partners VI L.P.,
its General Partner

	By:	Aurora Capital Partners UGP LLC,
its General Partner

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer

Aurora Associates VI L.P.

By:	Aurora Capital Partners VI L.P.,
its General Partner

	By:	Aurora Capital Partners UGP LLC,
its General Partner

By:	/s/ Robert K. West
Name:	Robert K. West
Title:	Chief Financial Officer